126 East King Street Lancaster, Pennsylvania 17602 Tel (717) 299-5201 Fax (717) 291-4660 www.barley.com	Kimberly J. Decker, Esquire Direct Dial Number: 717-399-1506 E-mail: kdecker@barley.com

February 26, 2018

Securities & Exchange Commission

450th Street, N.W.

Washington, D.C. 20549-1004

Attn: Filing Desk

Re:	Juniata Valley Financial Corp. (Commission File No. 333-xxxxx)
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Juniata Valley Financial Corp. ("Juniata"), we transmit for filing, pursuant to the Securities Act of 1933, as amended, and Rule 101 of Regulation S-T under the Securities Exchange Act of 1934, as amended, a Registration Statement on Form S-4. Please transmit a confirmation of the receipt of this transmission. The filing fee for the Registration Statement has been paid previously by wire transfer pursuant to the requirements of Regulation S-T.

The enclosed Registration Statement relates to the proposed acquisition by Juniata of approximately 60% of the outstanding shares of common stock of Liverpool Community Bank ("Liverpool"), a Pennsylvania state-chartered bank headquartered in Pennsylvania. Juniata is one of nineteen (19) shareholders of Liverpool and currently beneficially owns 1,214 shares (the “Juniata Shares”) of Liverpool’s $10.00 par value common stock (“Liverpool Common Stock”), or approximately 40% of the outstanding shares of Liverpool. Thus, with this transaction, Juniata will acquire the remaining outstanding shares of Liverpool Common Stock.

On December 29, 2017, Juniata, The Juniata Valley Bank (Juniata’s wholly-owned subsidiary) and Liverpool entered into an Agreement and Plan of Merger (the "Agreement"), under the terms of which: (i) each of the outstanding shares of Liverpool Common Stock, excluding the Juniata Shares, which will be cancelled, will be converted into either (a) 202.6286 shares of Juniata Common Stock or (b) cash in the amount of $4,050.00 per share, subject to the caveat that at least 15%, but no more than 20%, of the Liverpool Common Stock, excluding the Juniata Shares, shall be converted into the cash consideration; and (ii) JVB will merge with Liverpool, with JVB surviving (the “Merger”).

Barley Snyder

Lancaster •York • Reading • Hanover • Malvern • Hunt Valley

February 26, 2018

Juniata and Liverpool wish to mail the proxy statement/prospectus included in the Registration Statement to Liverpool’s shareholders to seek approval of the Merger shortly after effectiveness of the Registration Statement. Closing would occur shortly after approval of the Merger by Liverpool’s shareholders or, if later, shortly after all required bank regulatory approvals are received. Because the parties wish to close early in the second quarter, we would appreciate receiving any comments the Commission may have on the enclosed Registration Statement as soon as possible.

Please call the undersigned if you have any questions in connection with this matter.

Very truly yours,

/s/ Kimberly J. Decker
Kimberly J. Decker

KJD:

CC (via email):

Marcie Barber

JoAnn McMinn

Ken Rollins

Paul Mattaini